UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 2, 2023, Spotify Technology S.A. (the “Company”) announced that Cristina Stenbeck will not stand for re-election to the Company’s Board of Directors (the “Board”) at the Company’s 2023 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”).  Ms. Stenbeck will continue to serve as a director until the date of the Annual General Meeting.  Ms. Stenbeck’s decision to not stand for re-election to the Board is not due to any disagreement with the Company.

“On behalf of Spotify and our Board, I want to thank Cristina for her valuable contributions to our company and dedicated service on our Board for nearly six years,” said Daniel Ek, Founder and Chief Executive Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: February 2, 2023	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel